Mail Processing
Section

FEB 26 2010

Washington, DC
122



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington

10027843

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-42303

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brookwood Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Piedmont Center, Suite 820
(No. and Street)

Atlanta (City) Georgia (State) 30305 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Winborne (404) 874-7433
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

X AB 3/2

JD 3/10/2010

## OATH OR AFFIRMATION

I, Robert Winborne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brookwood Associates, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title



AMANDA L. BROTHERTON
COMMISSION EXPIRES
NOTARY
PUBLIC
05/17/10
GWINNETT COUNTY, GA


Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**BROOKWOOD ASSOCIATES, L.L.C.**

**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2009 and 2008**

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

| | 2009 | 2008 |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash in banks | $ 2,347,608 | $ 3,368,463 |
| Accounts receivable | 121,930 | 414,623 |
| Other | - | 5,000 |
| Total Current Assets | 2,469,538 | 3,788,086 |
| PROPERTY, FURNITURE AND EQUIPMENT, net of accumulated depreciation of $238,608 in 2009 and $204,633 in 2008 | 77,249 | 104,709 |
| OTHER ASSETS: | | |
| Deposits | 11,402 | 11,402 |
| Total Assets | $ 2,558,189 | $ 3,904,197 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts payable and accrued expenses | $ 1,071,797 | $ 1,210,833 |
| ACCRUED LEASE OBLIGATION | 52,823 | 63,326 |
| MEMBERS' EQUITY | 1,433,569 | 2,630,038 |
| Total Liabilities and Members' Equity | $ 2,558,189 | $ 3,904,197 |

The accompanying notes are an integral part of these financial statements.